January 25, 2017 2016 Earnings Release Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process. Exhibit 99.1

2016 Operating Performance Major Business Activities 2017 Business Plan ▶ Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.

ㅋ` Parent Income Achieved 10.8% OP margin backed by increased WP products and cost-saving efforts 2016 Operating Performance POSCO Earnings Release ｜January 25, 2017 (thousand tons) 727 606 566 Carbon Steel Price (billion KRW) OP Margin 8.0% 8.7% 10.8% Production Sales Income 2014 2015 2016 37,650 37,965 37,496 Crude Steel 35,081 35,592 35,942 Product 2,350 2,238 2,635 Operating Profit 2014 2015 2016 Net Profit 1,318 1,785 1,139 2014 2015 2016 Carbon Steel 33,376 33,730 33,971 S T S 1,705 1,862 1,971 2014 2015 2016 Domestic 18,368 17,155 18,141 Export (%) 15,969 (46.5) 18,182 (51.5) 17,734 (49.4) Inventory 1,280 1,240 1,045 [Production] [Domestic/Export Sales Volume & Inventory] 29,219 25,607 24,325 Revenue 2014 2015 2016 Product Sales Volume [Financial Structure] 4,101 Liabilities to Equity 23.8% 19.3% 17.4% Net Debt △109 2014 2015 2016 341 3,434 3,534 3,588 (thousand KRW/ton, billion KRW, thousand tons) (billion KRW)

Parent Income Operating Profit 2.2 2.6 △1.2 Contraction of mill margin* due to market slowdown +0.02 Forex -related +0.2 Decrease of sub-materials cost +0.5 Increasing WP Sales +0.4 Saving Cost +0.5 Improving Profitability +0.4 ’15 ’16 External Causes: △1.0 Internal Efforts: +1.4 Increased WP product sales, made corporate-wide efforts to improve profitability and save costs responding to negative sales environment 2016 Operating Performance POSCO Earnings Release ｜January 25, 2017 (trillion KRW) * Mill margin = Steel product price – major raw materials cost (iron ore/coking coal)

Consolidated Income Revenue Operating Profit Net Profit / ROE 3,214 65,098 2,410 2,844 4.9% 4.1% OP Margin 2014 2015 2016 2015 2016 5.4% 2014 2016 ROE 1.2% △0.2% 53,084 557 △96 1,048 2014 58,192 2015 2.3% Consolidated profit gained on stronger steel division performance despite E&C restructuring (billion KRW) Revenue Operating Profit Net Profit 2014 2015 2016 2014 2015 2016 2014 2015 2016 Steel 49,597 44,837 42,906 2,430 1,843 2,927 857 182 1,511 Trading 31,261 27,008 26,420 413 374 361 181 39 53 E & C 10,304 9,868 7,482 314 147 △626 13 △276 △1,404 Energy 2,663 2,008 1,751 137 149 98 33 55 △103 I C T 1,078 945 882 44 3 53 11 △94 29 Materials etc. 3,325 2,806 2,444 119 34 128 △35 △27 49 Total 98,228 87,472 81,885 3,457 2,550 2,941 1,060 △121 135 2016 Operating Performance POSCO Earnings Release ｜January 25, 2017 (billion KRW) (billion KRW) (billion KRW) * Based on the aggregation of each sector

Consolidated Financial Structure Innovated consolidated financial structure by successful business restructuring and strengthening steel competitiveness (trillion KRW) 2014 2015 2016 Total Operating Activities 2.0 6.3 3.4 11.7 (+)EBITDA 6.5 5.6 6.1 18.2 (-)Corporate Tax Working Capital, etc. 4.4 △0.7 2.7 6.5 (+)Restructuring 1.0 3.5 1.3 5.8 (-)Capex 5.4 2.8 2.5 10.7 Consolidated Financial Structure Restructuring Outcome 2014 2015 2016 77 Sub-sidiaries POSCO-SS POSFINE Vietnam IBC 4 Companies Hi-AL PONUTech POSCO LED 34 Companies S.CMI, etc. AST POSCO Magnet 39 Companies 49 Assets Namisa Masan Department Store SKT Shares 18 Assets Shares of POSCO E&C Sandfire Idle real estate assets 12 Assets POSCO E&C Office building Shares of financial companies Seomyeon Fiesta Building 19 Assets Net Debt Liabilities to Equity 78.4% 74% D/E 4.5 4.7 4.1 22.2 16.5 15.1 88.2% Reduction of 7.1 POSCO Earnings Release ｜January 25, 2017 (times, trillion KRW) 2016 Operating Performance EBITDA (trillion KRW) Consolidated→ POSCO→

2016 Operating Performance Major Business Activities 2017 Business Plan ▶

Major Business Activities

Strengthen Steel Competitiveness

Expanded WP product sales and continued solution-marketing activities by converging technology and marketing

Fortified production line and improved product quality

- **Optimized production and upgraded key process fit for WP products**
  - Replaced No.4 Cold Rolling mill for auto steel, to reinforce Giga-level steel production
  - Improved steelmaking secondary refining (RH, LF) which control surface quality for auto outer part and PO, Reduced defect by 50%
  - With accelerated cooling in No.2 Plate PICO Ⅲ, enhanced shape of TMCP carbon plate leading to increase in new orders
- **Closed inefficient facilities and proceed 'Smart Exit'**
  - Smart Exit: Fe Powder, TWB/HF/HPF, etc.

Expanded WP product sales

- **Increased usage of World First* products**
  - WF product sales volume (thousand tons) : '15) 2,137→'16) 2,555

Home Appli-ance	Replaced air conditioner parts with high-strength steel, which reduced weight and materials cost by 15%
Energy	Applied POSCO's TWCP on storage tanks and reduced manufacturing period for the customer
	Substituted STS steel with High-Mn steel when making convertor. Reduced cost for the customer and increased magnetic permeability

* WF: Products, developed and commercialized by POSCO with the company's own technology

Widened overseas WP sales base

- **Strengthened WP sales activities**
  - P-CDPC took on processing for Dongfeng Peugeot-Citroën (May)
  - P-India held exhibition on PosMAC to Indian solar IPP and EPC companies (Sep)
- **Built auto steel production line to take on increasing demand in China/SEA**
  - Completed Thailand CGL (450,000 tons/yr, Aug)
  - Completed processing centers in western part of China, P-CCPC and P-CDPC (May)

[WP Sales Volume/Portion]

(thousand tons)



12,710
15,973
16,859
WP Portion
38.4
47.3
52%
2015
2016
2017(f)

[Solution Marketing-Related Sales]

(thousand tons)



2,420
+61%
3,900
4,500
2015
2016
2017(f)

[Aggregated Operating Profit of POSCO and Overseas mills*]

(in billion KRW)



238
+475
713
2015
2016

* POSCO's materials OP for overseas downstream + OP of downstream

POSCO Earnings Release | January 25, 2017

8

posco

Major Business Activities

Strengthen Steel Competitiveness

[STS] Operating profit reached 400 billion KRW by pushing up high-end products sales despite weak market conditions

[Raw Materials/Product Price Trend]


Nickel (thousand U$/ton)
16.9
11.8
9.6
Chrome (thousand U$/ton)
2.79
2.54
2.28
STS-300 (thousand KRW/ton)
2,661
2,317
2,097
2014
2015
2016

[POSCO's STS WP Product Sales Volume]


WP Sales Volume (thousand tons)
303
462
708
Portion (%)
18.5
25.7
36.6
2014
2015
2016

■ **POSCO) Recorded highest sales volume as domestic sales based on WP products**

- Sales volume : POSCO ('15) 1,842 → ('16) 1,964 thousand tons(+6.6%)
- Domestic sales : ('15) 38.7% → ('16) 43.4%
- **WP product sales increased by developing products fit for the customers' needs**

  : Expanded sales of Exhaust system to global automakers and plate for vacuum chamber for white goods. Developed new demand for high-end building materials through enhanced surface-coating process

■ **Strengthened business structure on all subsidiaries by operating Platform Sharing system***

- **STS profitability improved by reducing fixed cost by ramping up utilization and expanding domestic market share by product diversification**

* Strategic system between POSCO and subsidiary to exchange and share excess facility and specific products

[STS Aggregated* Performance Result]


(billion KRW)
Revenue
Operating Profit
8,616
40
7,833
21
7,967
407
2014
2015
2016

* Include POSCO, ZPSS, **4 CR Mills** (Thailand THAINOX, Vietnam P-VST, Turkey Assan TST, China QPSS), **1 Processing Center** (Italy ITPC)

POSCO Earnings Release | January 25, 2017

9

Major Business Activities

Strengthen Steel Competitiveness

[Overseas Steel] Operating profit increased as sales volume went up and cost reduction continued while borrowings declined

* On a parent basis

Aggregated* Operating Profit

(billion KRW)


7
△430
218
2014
2015
2016

Borrowings

(billion KRW)


7,844
7,790
△204
7,586
2014
2015
2016

* Overseas Steel : Upstream+ Downstream+ Processing center+ Raw materials

PT Krakatau POSCO

- Profit improved as sales volume went up while raw material/fixed cost decreased
  - Sales volume (thousand tons) : '15) 2,608 → '16) 2,821
  - Cost reduction (U$ mil) : '15) 23 → '16) 56
  - CIS slab price (U$/t): '15) 338 → '16) 314

[Operating Profit]
(billion KRW)


△133
△275
△72
2014
2015
2016

ZPSS

- Turned profit as WP product sales expanded and processing cost reduced
  - Sales volume (thousand tons) : '15) 1,105 → '16) 1,212
  - WP sales volume (thousand tons) : '15) 374 → '16) 487
  - Cost reduction (U$mil): '15) 1,972 → '16) 1,766

[Operating Profit]
(billion KRW)


24
△80
107
2014
2015
2016

POSCO Vietnam

- Turned profit as processing cost declined by increased production and export profitability improved
  - Production (thousand tons) : '15) 900 → '16) 1,071
  - Export (thousand tons) : '15) 369 → '16) 438

[Operating Profit]
(billion KRW)


2
△8
29
2014
2015
2016

POSCO Maharashtra

- Turned profit as sales volume upturned and domestic price improved due to trade sanctions
  - MIP[1] (Feb.16~Aug), AD tariff[2] (Aug.16~)
  - Sales volume (thousand tons) : '15) 981 → '16) 1,223

[Operating Profit]
(billion KRW)


△24
△8
36
2014
2015
2016

[1] MIP: Minimum Import Price [2] Tariff on gap between Reference and import price

POSCO Earnings Release | January 25, 2017

10

85% completed by restructuring 126 cases (77 subsidiaries, 49 assets) from 149 cases (Target : 95 subsidiaries/54 assets) Restructuring Progress Improved financial structure realizing the effect of 5.8 trillion KRW on an accumulated basis Subsidiaries→ Assets sold → 58 cases completed (39 Subsidiaries, 19 assets) Achievements in 2016 E&C Business Restructuring Integrated P-Engineering to P-E&C, and realign P-A&C businesses - Restructured P-Engineering businesses - P-A&C, after disposing loss-making businesses, to focus on design/CM** Sold subsidiaries related to Santos CMI (10 companies) Liquidated E&C Venezuela/POSEC Hawaii * PC: Processing Center, ** CM(Construction Management): Managing E&C businesses Steel Distribution Split POSCO P&S’s business division and merged to POSCO Daewoo Stake-holding and Real Estates Sold remaining stakes of SeAH Changwon Integrated Special Steel (19.9%) Sold stakes of Shinhan/Hana Bank Sold P-E&C building, Seomyeon Fiesta Overseas Steel Disposed 7 processing centers among 12 in 5 countries to enhance efficiency - To operate 1 PC* per country Merged POSCO AST, TMC, and SPFC to POSCO P&S (Integrating distribution and processing functions) Speed-up Business Restructuring Major Business Activities (Number of restructured companies, Assets) (trillion KRW) POSCO Earnings Release ｜January 25, 2017

Major Business Activities

Major Domestic Subsidiaries

* On a parent basis except for E&C

POSCO Daewoo

- **Solid trading profit made up for slow resource biz. profit from oil price decline**
  - Discovered gas reserve from AD-7, Myanmar (Jan.'16)
  - Streamlined steel distribution channel, pursuing POSCO P&S merger (Mar 1, '17) : Integrated distribution channels and redundant companies and reduced interest expense

[Operating Profit] (billion KRW)


347
345
304
2014
2015
2016

POSCO E&C

- **Losses enlarged due to lay-off costs and overseas PJT loss recognition from restructuring**
  - Domestic/Overseas PJT losses occurred, including delayed completion of CSP
  - Restructuring (number of workers) : E&C △464, PEN △506

[Operating Profit] (billion KRW)


296
246
△595
2014
2015
2016

* Including E&C Brazil and PEN

POSCO Energy

- **Operating profit decreased as power generation and electricity price dropped**

	'15	'16	
- LNG Generation (GWh)	11,202	10,886	△316
- Price (KRW/kWh)	101	76.9	△24.1

[Operating Profit] (billion KRW)


104
113
66
2014
2015
2016

POSCO Chemtech

- **Profit went up due to rationalized purchase system for chemical by-product**
- **Expanded anode material business**
  - Anode sales volume(ton): '15) 1,415 → '16)3,870
  - Completed No.5 facility, Build 8,000 tons capa('17)
  - Needle cokes sales volume (thousand tons): '16) 7.6 → '17P) 27

[Operating Profit] (billion KRW)


88
54
79
2014
2015
2016

POSCO ICT

- **Profit increased due to base-effect of '15 restructuring and increased orders from strategic businesses***
  - Set up domestically the largest EV recharging network : Provided 447 units to BMW/HMG/GM
  - Signed business deal with Costa Rica ICE, to provide Smart Energy, EV infrastructure

[Operating Profit] (billion KRW)


48
11
51
2014
2015
2016

* Electric Vehicles, Efficient energy consumption, Smart Grid, Air environment, Smart B&C

POSCO C&C

- **Performance improved due to increased high-end product sales and cost reduction efforts**
  - High-end product sales portion (%): '15) 29→'16) 39
  - Sold inefficient assets, including 50% stake in Seoul office building

[Operating Profit] (billion KRW)


9
28
40
2014
2015
2016

POSCO Earnings Release | January 25, 2017

12

2016 2017 POSCO Revenue (trillion KRW) 24.3 25.6 - Crude steel production (million tons) 37.5 37.0 - Product sales (〃) 35.9 34.6 CAPEX (trillion KRW) 2.0 2.6 Net Debt (〃) △0.1 △1.4 Consolidated Revenue (trillion KRW) 53.1 54.8 CAPEX (〃) 2.5 3.5 Net Debt (〃) 15.1 13.4 2017 Business Plan POSCO Earnings Release ｜January 25, 2017

POSCO in 2016

01 Ranked the best steelmaker to respond towards climate change

(by Global sustainability institution, CDP)

Acquired top scores among 14 steelmakers on 6 agendas, green gas emission, energy management, carbon emission pathways/targets/costs, low carbon technology development, water shortage, climate change governance

02 Listed on DJSI for 12 consecutive years

(by Dow Jones Sustainability Indices)

Scored highest in risk management, biodiversity, social contribution, and stakeholder management. Received favorable reviews for climate strategies, customer relations management, and securing and assessing talented human resources

03 Chosen as top competitive steelmaker for 7 consecutive years

(by World Steel Dynamics)

Based on the company's governance restructuring efforts, technology innovation, and upper hand in selling high-end products

04 Selected as one of the top 200 global brands for 6 consecutive years

Ranked 173rd in 2016

(came as second among steelmaker peers)

05 Named as globally sustainable company for 3 consecutive years

(by Davos Forum)

The only steelmaker to be named and acquired high evaluation on innovation, energy control, and governance (ranked 35th in 2017)

06 Enhanced Enterprise Value

KOSPI up by 3% ↔ POSCO soared by 55%

Recovered market capitalization rank from 18th to 9th



POSCO
52%
100
KOSPI
12/30
3/30
6/30
9/30
12/30

Appendix 1. Business Environment - Steel Demand and Raw Materials 2. Financial Statements ▶

Appendix 1. Business Environment Domestic Steel Demand Demand Outlook Steel Demand and Supply Outlook Shipbuilding Construction Automobile Export to emerging markets slightly increased on demand pick-up despite weak domestic demand, Production went up to 4.3 million As new orders declined from 2014 to 2016, ship construction turned on a downward in 2017 Construction investment forecast to be moderately expanded due to increasing housing orders despite sluggish public sector 4,525 4,556 4,229 4,305 2014 2015 2016 2017(f) 【Production】 (thousand units) 22.1 23.9 25.5 22.4 2014 2015 2016 2017(f) 【Construction】 (million GT) * Korea Automobile Manufacturers Association (Jan.2017), POSRI(Jan.2017) * Clarkson(Jan.2017), POSRI(Jan.2017) * Bank of Korea (Dec.2016) , POSRI(Jan.2017) 2014 2015 2016 2017(f) 1.1% 3.9% 9.0% 2.4% 【Investment】 (YoY) (million tons) * POSRI (Jan.2017) 2014 2015 2016(e) 　 2017(f) 　 YoY YoY Nominal Consumption 55.5 55.8 57.2 + 2.4% 55.6 △ 2.8% Export 32.3 31.6 30.8 △ 2.3% 30.9 + 0.4% Production 74.1 74.1 74.3 + 0.3% 73.8 △ 0.7% Import 13.7 13.2 13.7 + 3.2% 12.7 △ 7.3% 　 Incl. Semi-Product 22.7 22.1 23.7 + 7.5% 22.4 △ 5.5% POSCO Earnings Release ｜January 25, 2017

Appendix 1. Business Environment

Global Steel Demand

China's Steel Economy

"Steel price will continue to be on a rise backed by contraction of overcapacity in China"

- ✓ China's steel export plunged after 2H2016
  - Annual export in 2016 was 108 million tons fell by 3.5%
- ✓ Chinese government's efforts of steel restructuring are on the right track to cut overcapacity
  - Achieved target of 45 million ton reduction by closing down 80 million ton crude steel capacity in 2016
  - Hebei Province plans to cut 16 million ton crude steel capacity in 2017

[China's Steel Price and Steel Export]



306
309
369
437
425
390
398
419
425
438
504
567
558
HR Price (U$/ton)
Steel Exports (million tons)
9.7
8.1
10.0
9.1
9.4
10.9
10.3
9.0
8.8
7.7
8.1
7.8
'16.1
2
3
4
5
6
7
8
9
10
11
12
'17.1

* CRU(Jan.2017), General Administration of Customs of China(Jan.2017)

Steel Demand in Major Countries

"Global demand will moderately grow on favorable demand in EM even with slow demand in China"

- ✓ China : Moderate overall demand reduction is forecast led by sluggish demand for construction steel as fixed asset investment declines and slow auto production
- ✓ Demand in the U.S. will recover on the effects of Trumponomics, Emerging markets such as India and SE Asia are likely to see a sound 5-6% demand growth thanks to infrastructure investment

[Steel Demand Outlook] (million tons)

	2014	2015	2016(e)	YoY	2017(f)	YoY
U.S.	107.0	96.1	95.0	△1.2%	97.8	3.0%
EU	149.3	153.6	154.8	0.8%	156.9	1.4%
China	710.8	672.3	681.8	1.4%	675.0	△1.0%
India	76.1	80.1	84.4	5.4%	89.1	5.7%
ASEAN	62.1	65.1	70.5	8.3%	75.0	6.3%
MENA	72.5	72.0	72.4	0.6%	73.3	1.2%
Global	1,544	1,499	1,509	0.7%	1,513	0.3%

* World Steel Association(Oct.2016), POSRI(Jan.2017)

POSCO Earnings Release | January 25, 2017

posco

Appendix 1. Business Environment

Raw Materials

Iron Ore

4Q 2016	Quarterly price in 4Q2016 surged to U$70/ton from U$58/ton in 3Q due to sound steel business environment and inflow of speculation capital caused by weak RMB and tightened regulations on coal market
2017(F)	**"Fine ore annual average price around U$60~70/ton "** As supply from new projects and small and medium sized mines will expand with demand growth being minor, price is forecast to go down


[Iron Ore Price]
(US$/ton)
62
58
55
46
48
55
58
70
71
2015 1Q
2015 2Q
2015 3Q
2015 4Q
2016 1Q
2016 2Q
2016 3Q
2016 4Q
2017 1Q(f)

*Platts 62% Fe IODEX CFR China (Quarterly Spot Average)

Coking Coal

4Q 2016	As some steelmakers facing inventory exhaustion purchased at high prices affected by Chinese policy cutting coal production and collapse of Australian mine, price surged from 93 in 3Q to U$200/t in 4Q
2017(F)	**"Hard Coking Coal annual average BM price around U$180-190/ton"** While some high-cost mines will resume production and export without supply problems from Australia, supply and demand will strike a balance leading a price stabilization at a low level, but depending on the Chinese government's coal production cutting policy, price fluctuation is probable


[Coking Coal Price]
(US$/ton)
117
110
93
89
81
84
93
200
285
2015 1Q
2015 2Q
2015 3Q
2015 4Q
2016 1Q
2016 2Q
2016 3Q
2016 4Q
2017 1Q

*Premium LV HCC FOB Australia (Quarterly Benchmark Price)

POSCO Earnings Release | January 25, 2017

POSCO

Consolidated Income Statement 2014 2015 2016 YoY Revenue 65,098 58,192 53,084 △5,108 Gross Profit 7,284 6,534 6,689 155 (Gross Margin) (11.2%) (11.2%) (12.6%) - SG&A 4,070 4,124 3,845 △279 Operating Profit 3,214 2,410 2,844 434 (Operating Margin) (4.9%) (4.1%) (5.4%) - Other Non-Operating Profit △710 △893 △541 352 Share of Profit (Loss) of Equity-accounted Investees △300 △506 △89 417 Finance Income and Costs △825 △830 △782 48 Foreign Currency Transaction & Translation Gain (loss) 13.1 △383 △142 241 Net Profit 557 △96 1,048 1,144 (Net Margin) (0.9%) (△0.2%) (2.0%) - Owners of the Controlling Company 626 181 1,363 1,182 Appendix 2. Financial Statements (billion KRW) POSCO Earnings Release ｜January 25, 2017

Consolidated Statement of Financial Position 2014 2015 2016 YoY Current Assets 32,627 29,181 29,304 123 Cash Balance* 5,197 8,686 7,623 △1,063 Account Receivables 11,786 9,596 9,787 191 Inventories 10,471 8,225 9,052 827 Non-Current Assets 52,625 51,228 50,459 △769 Other Long-term Financial Assets** 3,600 3,205 3,421 216 PP&E 35,241 34,523 33,770 △753 Total Assets 85,252 80,409 79,763 △646 Liabilities 39,961 35,339 33,925 △1,414 Current Liabilities 21,877 20,131 18,915 △1,216 Non-Current Liabilities 18,084 15,208 15,009 △199 (Interest-bearing Debt) 27,428 25,220 22,705 △2,515 Equity 45,291 45,070 45,838 768 Owners of the Controlling Company 41,587 41,235 42,373 1,138 Total Liabilities & Equity 85,252 80,409 79,763 △646 Appendix 2. Financial Statements * Cash Balance: Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities ** Including Other bonds (billion KRW) POSCO Earnings Release ｜January 25, 2017